EXHIBIT 99.2

                        ST.GEORGE BANK LIMITED (SERVICER)
                       OFFICER'S CERTIFICATE OF COMPLIANCE

         The undersigned, a duly authorized representative of St.George Bank Limited, as Servicer ("St.George Bank" or the "Servicer"), pursuant to the agreement between Perpetual Trustees Consolidated Limited, St.George Bank
Limited and Crusade Management Limited, dated as of March 25, 2003 (the "Agreement"), does hereby certify that:

                  1. Capitalized terms used but not defined in this Officer's Certificate have their respective meanings set forth in the Agreement, unless the context requires otherwise or unless otherwise defined in the Officer's Certificate.

                  2. As of the date hereof, St.George Bank is the Servicer of Crusade Global Trust No. 2 of 2001.

                  3. This Officer's Certificate is delivered pursuant to the Agreement.

                  4. A review of the activities of the Servicer during the calendar year ended September 30, 2003 and of its performance under the pooling and servicing agreement or similar agreements was made under my supervision.

                  5. Based on such review, to my knowledge, the Servicer has fulfilled its obligations under the pooling and servicing agreement or similar agreements relating to the Trust (including the Master Trust Deed dated
                           March 14, 1998, The Crusade Euro Trust Servicing Agreement dated March 19, 1998 and the Supplementary Terms Notice dated September 11, 2001) throughout such calendar year and, except as set forth in paragraph 6 below.

                  6. The following is a description of any exceptions to paragraph 5 above:- No significant deficiencies were detected.


     IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Servicer, has duly executed this Officer's Certificate this 24th day of March, 2004.


                                                     ST.GEORGE BANK LIMITED
                                                     as Servicer


                                                     /S/  G.M. BARTLETT
                                                     ---------------------------
                                                     Name:   G.M. Bartlett
                                                     Title:  Group Executive